SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NF ENERGY SAVINGS CORPORATION OF AMERICA

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

629099102

(CUSIP Number)

NF Energy Savings Corporation of America
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, Liaoning Province, People’s Republic of China, 110021
(8624) 2560-9750

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue, 40th Floor
New York, New York 10022
Tel: (212) 907-7300
Fax: (212) 754-0336

June 17, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 629099102	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Liaoning Nengfa Weiye New Energy Application Co., Ltd. (“Weiye Energy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,050,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,050,888
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,050,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78%
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 6 Pages)

CUSIP No. 629099102	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lihua Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,050,888 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,050,888 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,050,888 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78%(1)
14	TYPE OF REPORTING PERSON* IN
(1) For further explanation about the beneficial ownership, refer to Item 3 below.

(Page 3 of 6 Pages)

CUSIP No. 629099102	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,050,888 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,050,888 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,050,888(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.78%(1)
14	TYPE OF REPORTING PERSON* IN

(1) For further explanation about the beneficial ownership, refer to Item 3 below.

(Page 4 of 6 Pages)

Item 1.  Security and Issuer.

This amended statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of NF Energy Saving Corporation of America, a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shenyang, Liaoning Province, People’s Republic of China ("PRC"), 110021.

Item 2. Identity and Background.

This statement is being filed by Gang Li, Lihua Wang, and Liaoning Nengfa Weiye New Energy Application Co., Ltd., a company established under the laws of the PRC (“Weiye Energy”). Weiye Energy’s business address is  No. 7 Huanghe Nan Da Street, Huanggu District, Shenyang City, Liaoning Province, People’s Republic of China, 110031.  Mr. Li and Ms. Wang  together own 100% of Weiye Energy, holding 80% and 20% of the shares in Weiye Energy, respectively.

Gang Li, Lihua Wang and Guangtao Wang  are PRC citizens and are directors of Weiye Energy.  Mr. Li  is located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shenyang City, Liaoning Province, PRC, 110021, Ms. Wang is located at 21 Jia Bei Si Dong Road, Tie Xi Qu, Shenyang City, Liaoning Province, PRC 110021, and Guangtao Wang resides at 452 Nan Jiu Road 50 Hao, He Ping Qu, Shenyang City, Liaoning Province, PRC 110006.  Mr. Li and Ms. Wang serve as directors and chief executive officer and chief financial officer of the Issuer, respectively.

During the past five years, neither Weiye Energy, Mr. Li nor Ms. Wang have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 10, 2008, Mr. Li and Ms. Wang transferred an aggregate of 25,811,429 shares of common stock (the “Shares”) of NF Energy Saving Corporation of America (the “Company”) to Pelaria International Ltd., a company organized under the laws of the British Virgin Islands (“Pelaria”), and to Cloverbay International Limited, a company organized under the laws of the British Virgin Islands (“Cloverbay”) pursuant to the following agreements:

•
a stock purchase agreement between Gang Li, the Company’s chairman, president and chief executive officer of the Company and Pelaria, pursuant to which Mr. Li sold 19,991,429 shares of common stock to Pelaria; and

•	a stock purchase agreement between Lihua Wang, the Company’s chief financial officer, and Cloverbay pursuant to which Ms. Wang sold 5,820,000 shares of common stock to Cloverbay.

Cloverbay and Pelaria are wholly-owned subsidiaries of Hong Kong Nengfa New Energy Development Co., Limited, which is a wholly-owned subsidiary of Weiye Energy.

Cloverbay and Pelaria’s acquisitions of these shares were effected to restructure the capital ownership of the Company in response to recently imposed PRC regulations that restrict ownership of foreign equity by PRC citizens.  Mr. Li and Ms. Wang are both citizens of the PRC.

On May 28, 2009, Cloverbay sold 5,820,000 of the Shares, representing its entire holding of the shares of Common Stock of the Issuer, in a private transaction, at $.20 per share, or an aggregate of $1,164,000.  Under the sale agreement, 291,000 of the shares being sold are being deposited in escrow for distribution to an investor relations firm for the benefit of the Issuer.

On June 17, 2009, Pelaria sold 940,541 of the Shares in a private transaction, at $.20 per share, or an aggregate of $188,108.20. Under the sale agreement, 47,027 of the shares being sold are being deposited in escrow for distribution to an investor relations firm for the benefit of the Issuer.

As a result of the Cloverbay sale, Weiye Energy owns solely through Pelaria a total of 19,050,888 Shares, representing 47.78% of the outstanding shares of Common Stock of the Issuer.  Through Weiye Energy’s indirect ownership of the Shares owned by Pelaria, Mr. Li will continue to indirectly beneficially own 15,240,710 shares or 38.22% of the Company’s common stock (representing 80% of his ownership interest in Weiye Energy), and Ms. Wang will continue to indirectly beneficially own  3,810,178 shares or 9.56% of the Company’s common stock (representing her 20% interest in Weiye Energy).

(Page 5 of 6 Pages)

Item 4.  Purpose of Transaction.

Refer to Item 3 above.

Item 5.  Interest in Securities of the Issuer.

Refer to Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Weiye Energy and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Joint Filling Agreement, dated May 28, 2009 (Previously Filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

LIAONING NENGFA WEIYE NEW
ENERGY APPLICATION CO., LTD.

June 17, 2009	By:	/s/ Gang Li
Name: Gang Li
Title: President

	By:	/s/ Gang Li
Individually

	By:	/s/ Lihua Wang
Individually

(Page 6 of 6 Pages)